November 3, 2022

Re:	Genetron Holdings Limited Annual Report on Form 20-F Response dated September 30, 2022 File No. 001-39328

Mr. Alan Campbell

Mr. Tim Buchmiller

Ms. Ibolya Ignat

Ms. Angela Connell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Alan Campbell, Tim Buchmiller, Ibolya Ignat and Angela Connell:

This letter sets forth the responses of Genetron Holdings Limited (“Genetron” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 27, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

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General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2021 (the “2021 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2022 (the “2022 Annual Report”) and future filings.

Annual Report on Form 20-F

Introduction, page iii

1.	We note your response to prior comment 1. Please ensure that your disclosure in future reports clarifies that the legal and operation risks associated with operating in China also apply to operations in Hong Kong and/or Macau. To the extent you have operations in Hong Kong or Macau, please also ensure that you provide additional disclosure related to the enforceability of civil liabilities in these jurisdictions.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will ensure its disclosures in future reports clarifies that the legal and operation risks associated with operating in China also apply to operations in Hong Kong and/or Macau. The Company currently does not have operations in Hong Kong or Macau. However, to the extent that the Company has operations in Hong Kong or Macau, the Company will ensure that it provides additional disclosure related to the enforceability of civil liabilities in these jurisdictions.

In particular, the Company intends to make the following changes on top of the disclosures under Caption “3.D. Risk Factors” before the subsection heading “RISKS RELATED TO OUR LIMITED OPERATING HISTORY, OUR FINANCIAL PROSPECTS AND NEED FOR ADDITIONAL CAPITAL” as provided in the Company’s response to Comment No. 6 in the Company’s response letter dated September 30, 2022 .

Genetron Holdings Limited. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and through contractual arrangements with the consolidated VIEs and the subsidiaries of the VIEs. However, we and our direct and indirect subsidiaries do not have and it is virtually impossible for them to have, any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in precision oncology services, which fall within the scope of the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment, a prohibited category for foreign investment in the PRC. As a result, we depend on the contractual arrangements with the VIEs to have power over and receive substantially all the economic benefits of the business and operations of the VIEs and their subsidiaries. This structure allows us to consolidate the VIEs and their subsidiaries for accounting purposes. This structure also provides contractual exposure to foreign investment in such companies. The VIEs are owned by their respective shareholders, not by us. All of these shareholders are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, (i) “we,” “us,” “our Company,” or “our” refers to Genetron Holdings Limited and its subsidiaries, and, in the context of describing the group’s consolidated financial information, business operations and operating data, the consolidated VIEs and their subsidiaries; (ii) Genetron” refers to Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability; (iii) “PRC Subsidiaries” refers to Genetron (Tianjin) Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron Health (Beijing) Co., Ltd. which results in consolidation for accounting purposes, and Genetron (Wuxi) Business Management Co., Ltd., which has power over and ability to receive substantially all the economic benefits from Genetron (Wuxi) Biotech Co., Ltd. which results in consolidation for accounting purposes, in the context of describing of their activities; and (iv) “variable interest entities,” or “VIEs,” refers to Genetron Health (Beijing) Co., Ltd. and Genetron (Wuxi) Biotech Co., Ltd. in the context of describing their activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, external revenues contributed by the VIEs and their subsidiaries accounted for 100.0%, 100.0% and 99.98%, respectively, of our total revenues. As of December 31, 2020 and 2021, total assets of the VIEs and their subsidiaries, excluding amounts due from other companies in our group, equaled to 25.6% and 48.9% of our consolidated total assets as of the same dates, respectively. Our executive officers and directors reside in China for a significant portion of time and it may be difficult for investors to bring any actions against, or to enforce any judgments obtained from foreign courts against, our Company or our officers and directors in China. In addition, as of the date of this annual report, to the best knowledge of our directors and management, our VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline significantly in value or become worthless if we are unable to effectively enforce our contractual rights over the assets and operations of the VIEs that conducts a significant portion of our business in China.

We face various significant regulatory, liquidity and enforcement risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. In particular, we face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. We also face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditor. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we have previously registered for sale. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to a company’s operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and business in Hong Kong and Macau in the future. As of the date of this Annual Report, we do not have operations in Hong Kong or Macau. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Genetron Holdings Limited’s Annual Report on Form 20-F, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Sizhen Wang
Name: Sizhen Wang
Title: Chief Executive Officer

cc:	Mr. Ce (Evan) Xu, Chief Financial Officer Genetron Holdings Limited. Mr. Xuelin (Steve) Wang, Ph.D. Partner Davis Polk & Wardwell LLP

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